UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 28, 2014

Commission File Number: 333-177693

Reynolds Group Holdings Limited
(Translation of registrant's name into English)

Reynolds Group Holdings Limited
Level Nine
148 Quay Street
Auckland 1010 New Zealand
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Reynolds Group Holdings Limited wishes to furnish the information below for the benefit of its investors. Unless otherwise indicated by context in this report, the terms the “Company,” “RGHL,” “we,” “us” and “our” refer to Reynolds Group Holdings Limited and its subsidiaries.

RGHL announces strategic review of certain packaging businesses

RGHL today announced it is undertaking a strategic review of its ownership of its Evergreen and Closures businesses.

RGHL stated this initiative is part of a review and possible reallocation of capital and resources within its business portfolio.

In addition, as a result of an approach received, RGHL has decided to also undertake a strategic review of its SIG business.

Both reviews may result in a decision to sell some or all of those businesses, although no decision has been made at this time to do so.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Reynolds Group Holdings Limited
(Registrant)

By:	/s/ JOSEPH E. DOYLE
Joseph E. Doyle
Group Legal Counsel
July 28, 2014